DAIMLER TRUCKS RETAIL TRUST 2022-1
Investor Report
Collection Period Ended   30-Sep-2025

Amounts in USD

Dates

Collection Period No.	36	
Collection Period (from... to)	1-Sep-2025	30-Sep-2025
Determination Date	10-Oct-2025	
Record Date	14-Oct-2025	
Distribution Date	15-Oct-2025	
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2025	15-Oct-2025 Actual/360 Days 30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Sep-2025	15-Oct-2025 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	178,880,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	360,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	360,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	80,000,000.00	52,520,065.73	39,908,631.10	12,611,434.63	157.642933	0.498858
Total Note Balance	**978,880,000.00**	**52,520,065.73**	**39,908,631.10**	**12,611,434.63**		

Overcollateralization	93,867,344.34	93,865,392.63	93,865,392.63
Adjusted Pool Balance	1,072,747,344.34	146,385,458.36	133,774,023.73
Yield Supplement Overcollateralization Amount	59,010,660.22	4,500,134.73	3,987,016.64
Pool Balance	**1,131,758,004.56**	**150,885,593.09**	**137,761,040.37**

	Amount	Percentage
Initial Overcollateralization Amount	93,867,344.34	8.75%
Target Overcollateralization Amount	93,865,392.63	8.75%
Current Overcollateralization Amount	93,865,392.63	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.070000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.230000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	5.390000%	235,902.63	2.948783	12,847,337.26	160.591716
Total		**235,902.63**		**12,847,337.26**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	12,090,574.70	(1) Total Servicing Fee	125,737.99
Interest Collections	623,289.40	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	59,674.72	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	1,052,768.82		
Purchase Amounts	0.00	(3) Interest Distributable Amount	235,902.63
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	44,313.37	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**13,870,621.01**	(6) Regular Principal Distributable Amount	12,611,434.63
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**13,870,621.01**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	897,545.76
		Total Distribution	**13,870,621.01**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	125,737.99	125,737.99	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	235,902.63	235,902.63	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	235,902.63	235,902.63	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	235,902.63	235,902.63	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	12,611,434.63	12,611,434.63	0.00
Aggregate Principal Distributable Amount	12,611,434.63	12,611,434.63	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,681,868.36
Reserve Fund Amount - Beginning Balance	2,681,868.36
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,435.99
minus Net Investment Earnings	8,435.99
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,681,868.36
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,435.99
Net Investment Earnings on the Collection Account	35,877.38
Investment Earnings for the Collection Period	44,313.37

Notice to Investors

Note: Daimler Truck Financial Services USA LLC, as Servicer, has elected to exercise its option under Section 8.01 of the Sale and Servicing Agreement to purchase the Trust Estate (other than the Accounts) immediately after giving effect to the monthly payment of principal and interest on October 15, 2025 (the "Redemption Date") and has deposited $39,908,631.1 into the Note Payment Account to redeem the balance of the Class A-4 notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,131,758,004.56	6,504
Pool Balance beginning of Collection Period	150,885,593.09	2,014
Principal Collections	10,027,354.71	
Principal Collections attributable to Full Pay-offs	2,063,219.99	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,033,978.02	
Pool Balance end of Collection Period	137,761,040.37	1,930
Pool Factor	12.17%	

	As of Cutoff Date	Current
Weighted Average APR	5.07%	4.75%
Weighted Average Number of Remaining Payments	40.44	16.27
Weighted Average Seasoning (months)	16.34	47.34

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	126,232,030.22	1,827	91.63%
31-60 Days Delinquent	4,307,826.01	52	3.13%
61-90 Days Delinquent	2,226,682.00	25	1.62%
91-120 Days Delinquent	4,994,502.14	26	3.63%
Total	137,761,040.37	1,930	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	5.24%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,033,978.02	16	63,332,179.57	645
Principal Net Liquidation Proceeds	58,546.16		8,319,667.40	
Principal Recoveries	1,046,425.21		18,437,078.69	
Principal Net Loss / (Gain)	(70,993.35)		36,575,433.48	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.590%)
Prior Collection Period	(5.716%)
Second Prior Collection Period	(16.473%)
Third Prior Collection Period	(3.988%)
Four Month Average	(6.692%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	3.232%
Average Net Credit Loss/(Gain)	56,706.10

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.02%	0.07%	0.02%	- %	9.59%
2	0.11%	0.03%	0.24%	0.03%	0.01%	8.33%
3	0.17%	0.06%	0.24%	0.14%	0.02%	7.67%
4	0.26%	0.12%	0.51%	0.11%	0.11%	8.52%
5	0.33%	0.16%	0.64%	0.30%	0.03%	8.36%
6	0.46%	0.23%	0.98%	0.28%	0.05%	8.76%
7	0.67%	0.39%	0.64%	0.14%	0.14%	9.67%
8	0.87%	0.50%	0.71%	0.38%	0.11%	9.96%
9	1.00%	0.59%	0.76%	0.57%	0.14%	9.89%
10	1.05%	0.60%	0.90%	0.22%	0.30%	9.69%
11	1.32%	0.79%	1.14%	0.56%	0.11%	10.31%
12	1.41%	0.83%	1.26%	0.59%	0.45%	10.05%
13	1.60%	0.96%	0.78%	0.54%	0.41%	10.10%
14	1.75%	1.03%	1.63%	0.62%	0.32%	10.13%
15	2.02%	1.23%	1.24%	0.37%	0.26%	10.05%
16	2.22%	1.38%	1.29%	0.38%	0.20%	9.90%
17	2.33%	1.43%	2.11%	0.50%	0.21%	9.60%
18	2.45%	1.52%	2.61%	0.97%	0.16%	9.40%
19	2.56%	1.59%	2.12%	1.23%	0.51%	9.45%
20	2.68%	1.67%	4.27%	0.44%	1.26%	9.62%
21	2.96%	1.89%	2.07%	3.13%	0.25%	10.13%
22	3.13%	2.00%	1.81%	1.28%	2.23%	10.39%
23	3.96%	2.76%	2.43%	0.88%	0.61%	11.28%
24	4.11%	2.86%	2.97%	1.15%	0.57%	11.11%
25	4.23%	2.94%	2.91%	1.89%	0.43%	11.81%
26	4.28%	2.95%	2.19%	2.28%	1.01%	11.83%
27	4.44%	3.06%	2.50%	0.99%	2.36%	11.68%
28	4.71%	3.25%	2.33%	1.42%	1.62%	12.07%
29	4.95%	3.40%	2.39%	1.26%	1.25%	12.09%
30	4.99%	3.43%	2.47%	2.06%	1.36%	11.76%
31	5.05%	3.38%	1.39%	1.28%	2.51%	11.96%
32	5.31%	3.56%	1.03%	1.46%	1.29%	12.17%
33	5.36%	3.51%	2.93%	1.35%	1.57%	12.12%
34	5.43%	3.30%	4.86%	2.35%	1.89%	11.71%
35	5.50%	3.24%	1.84%	2.01%	3.02%	11.33%

Amounts in USD

Pd.	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
	Gross	Net	31-60	61-90	91+	CPR
36	5.60%	3.23%	3.13%	1.62%	3.63%	11.23%